UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.4)*

Fluent, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

34380C 201

(CUSIP Number)

Daniel J. Barsky, Esq.

General Counsel and Corporate Secretary

Fluent, Inc.

300 Vesey Street, 9th Floor

New York, NY 10282

Telephone: (646) 669-7272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34380C 201	Page 2 of 5

1	NAME OF REPORTING PERSONS Matthew Conlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,444,913(1)(2)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,111n579(1)(2)
	10	SHARED DISPOSITIVE POWER
333,334(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,913(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.58% based on 13,660,598 shares of the Issuer’s common stock outstanding as of May 13, 2024(2)
14	TYPE OF REPORTING PERSON IN

(1)

The Reporting Person’s shares include (i) 1,000,242 shares held directly, (ii) 333,334 shares held by RSMC Partners, LLC, of which Mr. Conlin is a member, (iii) 60,175 shares held by the 2017 Conlin Shakira Family Trust, and (iv) 51,162 shares held by the Conlin Family Foundation Trust of which Mr. Conlin is Trustee. Does not include (i) 91,667 RSUs that were fully vested as of January 1, 2019 but are subject to deferred delivery, (ii) 8,333 RSUs that were fully vested as of February 1, 2020, but are subject to deferred delivery, and (iii) 13,333 RSUs that were fully vested as of March 1, 2021 but are subject to deferred delivery.

(2)	Represents 333,334 shares held by RSMC Partners, LLC, of which the Reporting Person is a member.

This Amendment No. 4 further amends the Schedule 13D first filed with the Securities and Exchange Commission on March 1, 2016, as amended (as so amended, the “Schedule 13D”), and is filed by Matthew Conlin with respect to the common stock, par value $0.0005 per share, of Fluent, Inc., a Delaware corporation.

Except as amended herein, the Schedule 13D (as amended to date) is unchanged and remains in effect.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is amended and restated as follows:

This statement on Schedule 13D relates to the common stock, par value $0.0005 per share, of Fluent, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 300 Vesey Street, 9th Floor, New York, New York 10282.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

(a) The name of the person filing this statement is Matthew Conlin (the “Reporting Person”).

(b) The address of the principal executive offices and the telephone number of the Reporting Person is 300 Vesey Street, 9th Floor, New York, New York 10282; (646) 669-7272.

(c) The Reporting Person is the Co-founder, Chief Customer Officer and a Director of the Issuer, an industry leader in digital marketing services primarily performing customer acquisition services by operating highly scalable digital marketing campaigns through which the Issuer connects its advertiser clients with consumers they are seeking to reach.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

All Pre-Funded Warrants (as defined herein) were purchased with the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

On May 13, 2024, certain accredited investors, including the Reporting Person, entered into Securities Purchase Agreements (the “Purchase Agreements”) with the Issuer. Pursuant to the Purchase Agreement, the Reporting Person received pre-funded warrants (the "Pre-Funded Warrants") to purchase 561,466 shares of the Issuer’s common stock at a purchase price of $3.384 per Pre-Funded Warrant for an aggregate consideration of $1,900,000 (the “Private Placement”). The Pre-Funded Warrants have an exercise price of $0.005 per share of common stock, will be immediately exercisable after stockholder approval of the Private Placement and will terminate when exercised in full. The exercise of the Pre-Funded Warrants is subject to stockholder approval. The Issuer is obligated to use its reasonable best efforts to obtain stockholder approval of the exercise of the Pre-Funded Warrants in accordance with the rules of the Nasdaq Stock Market at a special meeting of the Issuer’s stockholders. In connection with the Private Placement, the Reporting Person entered into a Support Agreement with the Issuer pursuant to which the Reporting Person agreed to vote shares of the Issuer’s common stock beneficially owned by him in favor of certain actions subject to Stockholder Approval (as defined in the Purchase Agreements) at any meeting of stockholders of the Issuer and to vote against or decline to consent to any proposal or any other corporate action or agreement that would result in a breach by the Issuer of the Purchase Agreements or impede, delay or otherwise adversely affect the consummation of the transactions contemplated by the Purchase Agreements or any similar agreements entered into by the Issuer and the stockholders a party thereto in connection with the consummation of the transactions contemplated by the Purchase Agreements.

Other than as described above, the Reporting Person does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) The Reporting Person is the beneficial owner of 1,444,913 shares of common stock of the Issuer, representing 10.58% of the Issuer’s common stock based on 13,660,598 shares of the Issuer’s common stock outstanding as of May 13, 2024. The foregoing excludes (a) Pre-Funded Warrants to purchase 561,466 shares of the Issuer’s common stock acquired on May 13, 2024, the exercise of which is subject to stockholder approval, (b) 91,667 RSUs that were fully vested as of January 1, 2019 but are subject to deferred delivery, (c) 8,333 RSUs that were fully vested as of February 1, 2020 but are subject to deferred delivery, and (d) 13,333 RSUs that were fully vested as of March 1, 2021 but are subject to deferred delivery.

(b) The Reporting Person is deemed to have sole power to vote or direct the vote of 1,444,913 shares of the Issuer’s common stock, sole power to dispose or to direct the disposition of 1,111,579 shares of the Issuer’s common stock, shared power vote or direct the vote of 0 shares of the Issuer’s common stock and shared power to dispose or to direct the disposition of 333,334 shares of the Issuer’s common stock.

(c) Other than the acquisition by the Reporting Person of the Pre-Funded Warrants to purchase shares of the Issuer’s common stock as set forth in Item 4, the Reporting Person did not effect any transactions in the common stock of the Issuer in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the following paragraphs:

The description in Item 4 and the agreement incorporated therein by reference and set forth as an exhibit hereto is incorporated herein by reference in answer to this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1	Support Agreement dated as of May 13, 2024 by and between the Issuer and the Reporting Person

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2024	By:	/s/ Matthew Conlin
Matthew Conlin